

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Jason D. Robins
Chief Executive Officer
DraftKings Inc.
222 Berkeley Street, 5 th Floor
Boston, Massachusetts 02116

      Re: DraftKings Inc.
          Draft Registration Statement on Form S-1
          Submitted June 11, 2020
          CIK No. 0001772757

Dear Mr. Robins:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Trade & Services

cc: Scott Miller